Exhibit 99.1

March 25, 2009

China Cablecom Holdings, Ltd.
www.chinacablecom.net
CONTACT: Debra Chen (917-499-8129)
Email: debra@chinacablecom.net

China Cablecom Holdings, Ltd. Reports Fourth Quarter and Year-End 2008 Financial Results

SHANGHAI, CHINA--(PR Newswire- FirstCall - March 25, 2008) - China Cablecom Holdings, Ltd. ("China Cablecom" or the “Company”) (NASDAQ: CABL) (NASDAQ: CABLW) (NASDAQ: CABLU), a joint-venture provider of cable television services in the People's Republic of China (“PRC”), announced today its unaudited financial results for the fourth quarter and full year ended December 31, 2008.

This earnings release reflects both pro forma and actual financial results due to the completion of China Cablecom's acquisition of a 60 percent economic interest in Hubei Chutian Video & Information Network (“Hubei”) late in the second quarter of 2008. For purposes of U.S. Generally Accepted Accounting Principles (U.S. GAAP), the financial results of Hubei have been consolidated beginning July 1, 2008. To enhance comparability, pro forma fourth quarter 2008 results of operations reflect the Hubei acquisition as well as the business combination with Jaguar Acquisition Corporation as if they had occurred on January 1, 2008.

Fourth Quarter of 2008:

•	Hubei revenues for the fourth quarter 2008 were $7.5 million, up 41% over the same period last year
•
Hubei earnings before interest, taxes, depreciation and amortization (EBITDA) representing 60% of CABL shares for the fourth quarter of 2008 were $1.6 million, up 35% compared to the same period last year

•	Binzhou revenues for the fourth quarter of 2008 was $2.3 million, up 16% over the same period last year
•	Binzhou EBITDA representing 60% of CABL shares was $0.7 million, up 44% compared to the same period last year

Full Year Ended December 31, 2008:

•	Hubei revenues for the full year 2008 were $27.5 million, up 53% compared to full year 2007
•	Hubei EBITDA representing 60% of CABL shares for the full year of 2008 were $5.9 million, up 50% over the prior year 2007
•	Hubei paying subscribers as of December 31, 2008 were 1,030,212, up 10% from total paying subscribers as of December 31, 2007
•	Binzhou revenues for the full year 2008 were $9.1 million, up 30% compared to full year 2007
•	Binzhou EBITDA representing 60% of CABL shares for the full year 2008 was $3.6 million, up 76% over the prior year 2007
•	Binzhou paying subscribers as of December 31, 2008 were 477,910, up 16% from total paying subscribers as of December 31, 2007
•	Consolidated paying subscribers as of December 31, 2008 was approximately 1,508,122, up 12% over full year ended 2007

Comments from Mr. Pu Yue, Chief Executive Officer

“China Cablecom’s operating subsidiaries continue to generate notable growth despite the on-going challenges that have plagued the financial markets. Our fourth quarter and end of year marked double digit growth in top line revenues, EBITDA, and paying subscribers,” says Pu Yue, Chief Executive Officer of China Cablecom. “We have executed on a remarkable vision and made significant progress in 2008, concluding the year with tighter operational controls and lower overhead costs, signaling the strength and stability of our cable and media business.”

“While China continues to invest in its infrastructure spending through an aggressive stimulus plan, we are highly optimistic that the country remains on track to deliver full migration to digitalization by 2015. Looking ahead to 2009, we are committed to pursuing initiatives that deploy our cash resources effectively, capturing higher quality revenues through the monetization of our cable assets and implementing a value-added service platform.”

Financial Results for the Quarter Ended December 31, 2008 - Pro Forma Basis

Consolidated revenues for the fourth quarter of 2008 were $9.8 million compared to revenues of $9.4 million for the third quarter of 2008. The increase was primarily due to the growth in paying subscribers, including revenue generated through installation fees.

Consolidated operating expenses for the fourth quarter were $5.7 million, compared to operating expenses of $5.6 million for the third quarter 2008. The fourth quarter's general and administrative expenses included amortization of intangible assets and deferred finance costs of $1 million, overhead costs from administrative expenses (headquarters) of $1.2 million, and operating JV overhead costs of $3.5 million which covers salaries, travel and entertainment, and office expenses.

Based on U.S. GAAP net comprehensive loss for the fourth quarter of 2008 was $4.3 million or $0.44 per basic and fully diluted share compared to a net comprehensive loss of $4.5 million, or $0.48 per basic and fully diluted share in the third quarter of 2008. The net loss for the fourth quarter 2008 was significantly impacted by (1) non-cash amortization of intangible assets which were acquired in connection with China Cablecom's acquisition of Binzhou Broadcasting and Hubei in the amount of $0.37 million and $0.33 million, respectively, and (2) non-cash interest expense associated with original issue debt discount and deferred financing costs relating to China Cablecom's September 2007 bridge financing and May 2008 convertible note offering in the amount of $3 million.

Financial Results for the Full Year 2008 Ended December 31, 2008 - Pro Forma Basis

Pro forma revenues for the twelve months ended December 31, 2008 were $36.6 million. Pro forma operating expenses for the twelve months ended December 31, 2008 were $23.8 million.

Based on U.S. GAAP net comprehensive loss for the twelve months ended December 31, 2008 was $13.9 million, or $1.87 per basic and fully diluted share. For the twelve months ended December 31, 2008, the Company used weighted average shares outstanding of 7.4 million. The net loss for the twelve months ended December 31, 2008 was significantly impacted by (1) non-cash amortization of intangible assets which were acquired in connection with China Cablecom's acquisition of Binzhou Broadcasting and Hubei in the amount of $1.50 million and $0.65 million, respectively, and (2) interest expense associated with original issue debt discount and deferred financing costs relating to China Cablecom's September 2007 bridge financing and May 2008 convertible note offering in the amount of $8.7 million of which $7.5 million was non-cash interest expense.

Balance Sheet Highlights

As of December 31, 2008, the Company had $29.2 million in cash and cash equivalents.

Recent Company Highlights

For the fourth quarter of 2008, management participated in speaking panels and investor conferences to generate continued exposure and visibility for the Company. As of October 2008, management had attended and presented at Maxim’s Growth Conference, Adam Friedman’s Fall China Growth Conference, Rodman & Renshaw’s Annual Global Investment Conference, Roth Capital’s China Comes to Vegas and Digital Media Wire’s Future of Television Summit.

In December 2008, China Cablecom announced an extension for the outstanding payment owed to Binzhou Broadcasting with respect to a joint venture formed in September 2007 to operate the cable networks in Shandong Province. This extension was granted until January 31, 2009 and then later extended further until December 31, 2009.

China Cablecom is currently in negotiations with the Hubei SOE and local municipal branches of SARFT on pursuing an extension in the remaining payments owed on cable assets purchased in June 2008. Discussions on delaying payments or restructuring the acquisition will be provided by management within the next 60 days.

The following summary financial and operating highlights for Binzhou and Hubei reflect the results of the respective operating joint ventures on a stand-alone basis and do not include China Cablecom's corporate operations and overhead. The summary information is presented on a pro forma basis, which assumes that the acquisitions took place on January 1, 2007. For Hubei, the summary information reflects the 23 cities acquired in the amended acquisition agreement. EBITDA reflects China Cablecom's consolidated share of 60%.

	Quarter ended December 31,			Year ended December 31,
(unaudited)	2008	2007	%	2008	2007	%
Binzhou Broadcasting
Revenue	2,323,804	1,994,773	16%	9,119,402	7,014,675	30%
EBITDA - 60% share	689,099	478,358	44%	3,562,627	2,028,025	76%
Non-financial metrics:
Paying subscribers	477,910	411,246	16%	477,910	411,246	16%
ARPU	1.46	1.29		1.45	1.14
Hubei Chutian (1)
Revenue	7,452,800	5,300,103	41%	27,450,535	17,996,661	53%
EBITDA - 60% share	1,557,690	1,153,275	35%	5,873,003	3,915,982	50%
Non-financial metrics:
Paying subscribers	1,030,212	934,065	10%	1,030,212	934,065	10%
ARPU	1.93	1.51		1.78	1.71

Total revenue	9,776,604	7,294,876	34%	36,569,937	25,011,336	46%
EBITDA -60%	2,246,789	1,631,633	38%	9,435,630	5,944,006	59%

Selected unaudited pro forma information reflecting China Cablecom's 60% consolidation of Hubei, is as follows:

	Year ended December 31, 2007	Year ended December 31, 2008
	(in millions)
Consolidated pro forma China Cablecom (1)
Revenues	$25.0	$36.6
EBITDA	$6.4	$6.0

(1) Assumes the following took place on January 1, 2007: (1) the business combination between Jaguar Acquisition Corporation and China Cablecom and (2) the consummation of the consolidation of 17 cities included in phase one of the Hubei Broadcasting acquisition.

Conference Call and Webcast

China Cablecom's management team will host a conference call today at 8:30 AM ET, March 25, 2008 (or 8:30 PM, March 25, 2008 Shanghai time). To listen to the conference call, please use the dial in numbers below:

USA Toll Number: 1-800-762-8779

International: 1-408-629-9031

A replay of the call will be available for two weeks following the call and can be accessed by dialing the numbers below:

USA Toll Number: 1-800-406-7325

International: 1-303-590-3030

PASSCODE: 4018139#

The conference call will be available on webcast live and available for replay at: www.chinacablecom.net.

About China Cablecom

China Cablecom is a joint-venture provider of cable television services in the People's Republic of China, operating in partnership with a local state-owned enterprise ("SOE") authorized by the PRC government to control the distribution of cable TV services through the deployment of analog and digital cable services. In June 2008, China Cablecom consummated an agreement to acquire a 60 percent economic interest in a cable network in Hubei province with paying subscribers exceeding 800,000. The Company originally acquired operating rights of the Binzhou Broadcasting network in Binzhou, Shandong Province in September 2007 by entering into a series of asset purchase and services agreements with a company organized by SOEs, owned directly or indirectly by local branches of State Administration of Radio, Film and Television in five different municipalities to serve as a holding company of the relevant businesses. China Cablecom now operates 28 cable networks with over 1.4 million paying subscribers. China Cablecom’s strategy is to replicate the acquisition by operating partnership models in other municipalities and provinces in the PRC and then introducing operating efficiencies and increasing service offerings in the networks in which it operates.

Safe Harbor Statement

The matters discussed in this press release contain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements contained in this presentation and in the Company's other written and oral reports are based on current Company expectations and are subject to risks and uncertainties, which could cause actual results to differ materially. Any forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry may differ materially from those made in or suggested by the forward-looking statements contained herein. These forward-looking statements are subject to numerous risks, uncertainties and assumptions. The forward-looking statements herein speak only as of the date stated herein and might not occur in light of these risks, uncertainties, and assumptions. The Company undertakes no obligation and disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. You should carefully consider these factors as well as the additional risk factors outlined in the filings that the Company makes with the U.S. Securities and Exchange Commission, including the Registration Statement on Form S-1 filed on April 18, 2008.

CONTACT:
China Cablecom Holdings, Ltd.
Debra Chen
Phone: 917.499.8129
Email: debra@chinacablecom.net

CHINA CABLECOM HOLDINGS LIMITED
Unaudited Consolidated Balance Sheets
(in US dollars, except share data)

	Dec 31, 2008	December 31, 2007
ASSETS	(unaudited)
Current Assets:
Cash and cash equivalents	$29,182,251	$12,638,574
Accounts receivable	1,628,710	-
Prepaid expenses and advances	9,236,025	668,518
Inventories	3,744,745	766,120
Note receivable	-	237,500
Assets to be used by noncontrolling ("minority") interest – note 4	-	1,883,769
Total Current Assets	43,791,731	16,194,481
Property, Plant & Equipment, Net	79,877,186	20,721,845
Construction In Progress	1,036,667	1,242,289
Intangible assets, net	57,126,002	18,362,729
Other Assets:
Note receivable	-	237,500
Deferred financing costs, net	1,243,923	1,188,020
Deferred shell merger costs, net	-	971,622
Deemed receivable from noncontrolling ("minority") interest for settlement of certain net liabilities – note 12	-	10,577,656
Total Assets	$183,075,509	$69,496,142
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Current portion of long term debt – net of discount	$9,481,940	$9,617,646
Accounts payable	8,872,144	2,460,843
Service performance obligation-deferred revenue	1,661,311	110,745
Other current liabilities	7,630,924	1,378,135
Note payable – noncontrolling (“minority”)interest	55,420,250	17,218,612
Liabilities to be settled by noncontrolling ("minority") interest – note 4	-	12,461,425
Total Current Liabilities	83,066,569	43,247,406
Long Term Liabilities:
Convertible notes, net of discount	16,684,044	-
Note payable – noncontrolling (“minority”) interest, net of current portion	51,777,719	17,046,817
Note payable, net of discount and current portion	-	7,477,822
Total Liabilities	151,528,332	67,772,045

Noncontrolling (“minority”) interest	1,768,004	21,883

STOCKHOLDERS’ EQUITY
Preferred stock, $.0005 par value; 1,000,000 authorized shares, none issued	-	-
Common stock, $.0005 par value; 40,000,000 authorized shares, 9,677,131 shares issued and outstanding (December 31, 2007 equivalent shares outstanding 2,066,680)	4,839	1,333
Additional paid in capital	45,526,562	3,575,737
Statutory reserves	131,501	46,269
Accumulated deficit	(16,532,864)	(2,274,783)
Accumulated other comprehensive income	649,135	353,658
Total stockholders’ equity	29,779,173	1,702,214
Total liabilities and stockholders’ equity	$183,075,509	$69,496,142

CHINA CABLECOM HOLDINGS LIMITED
Unaudited Consolidated Statements of Operations
(in US dollars, except share data)

	For the year ended	For the year ended
	December 31, 2008	December 31, 2007
	(unaudited)
Revenue	$23,439,217	$1,994,773
Cost of revenue	13,436,959	1,016,766
Gross profit	10,002,258	978,007
Operating expenses
Selling expenses	-	66,853
General and administrative expenses	15,125,517	1,595,106
Total operating expenses	15,125,517	1,661,959
Loss from operations	(5,123,259)	(683,952)
Other income and (expenses)
Interest income	340,102	66,692
Interest expense	(8,741,899)	(1,473,766)
Other income / (expenses)	680,574	(3,625)
Total other expenses	(7,721,223)	(1,410,699)
Loss before income taxes	(12,844,482)	(2,094,651)
Income taxes	(341,748)	(40,202)
Loss from operations before noncontrolling (“minority”) interest	(13,186,230)	(2,134,853)
Noncontrolling (“minority”) interest in income	(986,619)	(20,551)
Net loss	(14,172,849)	(2,155,404)
Other comprehensive income/(loss)
Foreign currency translation adjustment	295,477	353,658
Comprehensive loss	$(13,877,372)	$(1,801,746)
Loss per common share:
- Basic and fully diluted	$(1.87)	$(0.87)
Weighted average number of shares
- Basic and fully diluted	7,417,512	2,066,680

Non-U.S. GAAP Financial Measures

This release contains discussion of China Cablecom's revenues, and projected and pro forma revenues, as well as earnings before interest, taxes, depreciation and amortization (EBITDA) and projected/pro forma EBITDA and EBITDA. Although EBITDA and projected/pro forma EBITDA are not measures of financial condition or performance determined in accordance with U.S. GAAP, China Cablecom uses EBITDA to value businesses it acquires or anticipates acquiring. EBITDA and projected/pro forma EBITDA are not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.

Below is a table reconciling certain non- U.S. GAAP financial measures appearing elsewhere herein relating to China Cablecom to the most closely analogous U.S. GAAP measures:

CHINA CABLECOM HOLDINGS LIMITED
Non-U.S. GAAP financial reconciliation
(in US dollars, except share data)

	Quarter ended	Year ended
	December 31,2008	December 31,2008
Net comprehensive loss	$(4,303,833)	$(13,877,373)
Amortisation	1,049,160	3,362,656
Depreciation	1,794,922	4,927,885
Interest income	51,884	(340,102)
Interest & Finance	3,086,737	8,741,899
Income tax	(174,058)	205,048
Non- U.S. GAAP Income (EBITDA)	$1,504,811	$3,020,014